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                             March 18, 2021

       Marc Stad
       Chief Executive Officer
       Dragoneer Growth Opportunities Corp.
       One Letterman Drive
       Building D, Suite M500
       San Francisco, CA 94129

                                                        Re: Dragoneer Growth
Opportunities Corp.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted February
16, 2021
                                                            CIK No. 000181201

       Dear Mr. Stad:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Form S-4 filed on February 16, 2021

       Questions and Answers
       Q: What will CCC's equityholders receive in return for the Business Combination with
       Dragoneer?, page 11

   1. Please estimate the approximate number of New CCC share of commons stock that will be issued to CCC's
existing equityholders. Further, please provide more details of the formula used to
calculate this amount. You indicate an implied equity value of
                                                        $5,740,750,000. Your
Business Combination Agreement indicates on page A-23 that the
                                                        Transaction Share
Consideration is based on dividing your adjusted equity value by $10.
                                                        Please also clarify
that the amount of shares issued to CCC's existing equityholders does
 Marc Stad
Dragoneer Growth Opportunities Corp.
March 18, 2021
Page 2
         not change based on the amount of redemptions from public SPAC investors. Please further disclose the amount of public Class A shares currently beneficially owned by prospective PIPE Investors.
Q: How do Sponsor and the other Initial Shareholders intend to vote their shares?, page 25

2. In light of your Sponsor and the other Initial Shareholders intending to vote to approve all of the proposals, please clarify the percentage of non-affiliated votes of your ordinary shares that are necessary to pass each proposal.
Summary of the Proxy Statement/Prospectus, page 28

3. To provide further context for your revenue and adjusted revenue amounts disclosed on page 29, please provide CCC's corresponding net losses.
4. To the extent material, disclose the "sophisticated third-part investors" who subscribed to the PIPE Financing, which was considered one of the reasons for the board's approval of the business combination transaction.
5. Please add a description of the Advent Investor, your controlling stockholder after the
         Business Combination, and your Sponsor, Dragoneer Growth Opportunities Holdings.
         With respect to your Sponsor, please also briefly clarify that its Class B ordinary shares enabled it to appoint all of your current directors and each Class B share has 10 votes for any proposal to change your domicile from the Cayman Islands.
6. Please provide a more detailed description of the Shareholders Rights Agreement, including the duration of the lock-up period, the specific acceleration provision of the lock-up period triggered by a $12 share price, and the board appointment rights based on different levels of beneficial ownership. Please also describe the provisions of your articles that are subject to your Shareholders Rights Agreement as briefly referred to on pages 14 and 157.
7. You state that you will incur $150 million in additional debt prior to the transaction close.
       Please advise us regarding the timing of the financing and confirm that you will provide a discussion of the material terms of the proposed debt arrangement. FirstName LastNameMarc Stad
8. In discussing your international expansion plans and your global total addressable market
Comapany    NameDragoneer
       of $35 billion, please Growth   Opportunities
                              clarify that           Corp.
                                           you currently generate less than 1%
of your total
March revenues   from 2outside of the United States, as noted on page F-65.
       18, 2021 Page
FirstName LastName
 Marc Stad
FirstName  LastNameMarc  Stad Corp.
Dragoneer Growth  Opportunities
Comapany
March      NameDragoneer Growth Opportunities Corp.
       18, 2021
March3 18, 2021 Page 3
Page
FirstName LastName
9. On page 29, you disclose that you are seeking to expand your solutions beyond your core automotive insurance claims and automotive collision repair solutions. Please clarify your efforts to diversify your solutions and explain whether you generate material amounts of revenues from these other solutions. You reference workflow tools that includes the terms
         "quote" and "underwriting" on page 226. Please clarify if your CCC Insurance Solution is referencing such activities as marketing, customer intake, the policy application process, underwriting, customer relationship management or other processes not directly related to claims processing.
10. Please clarify how you accounted for the difference between the $7 billion implied enterprise value of CCC and the implied equity value of CCC of $5,740,750 used to calculate the share consideration for CCC equityholders.
Risk Factors
Risks Related to CCC's Business and to New CCC's Business Following the
Business
Combination
Risks Relating to Ownership of Our Common Stock
"We will incur increased costs as a result of preparing to operate as a public company, and our management will be required to...", page 75

11. Please clarify your disclosures to indicate whether you have identified any material weaknesses in your internal control over financial reporting. Risk Factors
New CCC's Proposed Certificate of court Incorporation will designate the Delaware Court of
Chancery..., page 103

12. Please expand your risk factor to address that Section 22 of the Securities Act provides concurrent jurisdiction for Securities Act claims to both state and federal courts. Since your exclusive forum provision provides for federal courts to have exclusive jurisdiction over Securities Act claims, please briefly discuss the uncertainty as to whether this provision is enforceable and the investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Summary of Dragoneer Financial Analysis, page 144

13.      We note that Dragoneer   s Board was provided with the certain
prospective financial
         information including Adjusted Revenue and Adjusted EBITDA that were prepared by management of CCC. Please disclose in greater detail the basis for and the nature of the material assumptions underlying the projections.
 Marc Stad
FirstName  LastNameMarc  Stad Corp.
Dragoneer Growth  Opportunities
Comapany
March      NameDragoneer Growth Opportunities Corp.
       18, 2021
March4 18, 2021 Page 4
Page
FirstName LastName
14. In your fairness/valuation analysis for CCC, we note that you received and considered projections for adjusted revenue and adjusted EBITDA for 2021. Please advise us whether these figures comprise all the financial projections that were provided to you by
         CCC management that were referenced in your background of the business combination narrative.
Unaudited pro Forma Condensed Combined Financial Information, page 193

15. Please help us better understand your disclosures that indicate CCC modified its existing equity awards such that there will be a change of the probable performance condition at the consummation of the Business Combination, and pro forma adjustments for the incremental stock compensation expense adjustments will be material.
16. Please explain why no effect has been given to the unaudited pro forma combined financial information for the new equity awards CCC expects to enter into with its employees upon the consummation of the Business Combination. Information About CCC, page 220

17. You have several references to Internet of Things trends in the industry, but specifically mention that your CCC applications powers "IoT capabilities" on page
230. Please
         explain how your applications relate to Internet of Things.
18. We note that you have categories of solutions including CCC Insurance Solutions, CCC
         Repair Solutions, and CCC Other Ecosystems Solutions. To the extent material, discuss the revenue contribution of each of these categories and clarify whether there are material differences in these revenue streams such as pricing or margins.
Key Performance Measures and Operating Metrics, page 236

19. Please clarify the differences in your Software Net Dollar Retention Rate ("NDR") and your Software Gross Dollar Retention Rate ("GDR"). You disclose that GDR reflects only customer losses and does not reflect customer expansion or contraction for these billing accounts on page 237, but your descriptions of the calculation for NDR and GDR appear identical.
Results of Operations
Revenue, page 244

20. We note that the increase in revenues was primarily a result of sales to new customers, existing customer upgrades, expanding solution offerings to these existing customers, as well as increased transactional volumes from existing customers. When a material change in revenues is attributed to two or more factors, including any offsetting factors, please quantify the relative impact of each identified factor. We refer you to Item 303(a)(3) of
         Regulation S-K and Section III.D of SEC Release 33-6835.
 Marc Stad
FirstName  LastNameMarc  Stad Corp.
Dragoneer Growth  Opportunities
Comapany
March      NameDragoneer Growth Opportunities Corp.
       18, 2021
March5 18, 2021 Page 5
Page
FirstName LastName
CCC's Management's Discussion and Analysis of CCC's Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 246

21. Please clarify why excluding First Party Clinical Services results from each of your Non-
         GAAP measures is appropriate. We refer you to Questions 100.04 of Compliance
         & Disclosure Interpretations on Non-GAAP.
Liquidity and Capital Resources, page 248

22. Please file CCC's First Lien Credit Agreement, Second Lien Credit Agreement and
         Interest Rate Swap Agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-
         K.
Critical Accounting Policies and Estimates, page 253

23. Please revise your critical accounting policies to discuss the estimates and assumptions associated with your stock incentive plans and the fair value of common stock. We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.
Director Independence, page 268

24. You indicate that you may utilize the controlled company exemptions for certain corporate governance provisions of the NYSE. Please clarify which exemptions you intend to utilize after the close of your Business Combination. Beneficial Ownership of Securities, page 273

25. Please disclose the natural person(s) that hold investment and/or voting power over your the shares of common stock beneficially owned by entities listed in your beneficial ownership table.
Dragoneer Growth Opportunities Corp.
Condensed Balance Sheet, page F-2

26. Please update your financial statements pursuant to Rule 3-01 of Regulation S-X.
Audited Consolidated Financial Statements of Cypress Holdings, Inc.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-40

27. You disclose that for contracts with fixed and variable consideration, to the extent that
         customers    usage exceeds the committed contracted amounts under
their subscriptions,
         they are charged for their incremental usage and for such overage fees, the Company includes an estimate of the amount it expects to receive for the total transaction price if it
 Marc Stad
Dragoneer Growth Opportunities Corp.
March 18, 2021
Page 6
      is probable that a significant reversal of cumulative revenue recognized will not occur.
      Please clarify how you recognize revenue for these arrangements. Describe the impact of a contract performing under or exceeding the committed contract amounts. In this respect, describe your pricing model and explain how overage fees compares with the pricing for contracts where fees are solely based on transaction volume. We refer you to ASC 606-
      10-32-5. In addition, revise to disclose the amount of revenue recognized for each contract arrangement types (i.e., fixed and variable; transaction volume only). We refer you to ASC 606-10-55-91(d).
Note 9. Goodwill and Intangible Assets, page F-52

28. Please explain how you determined the customer relationships have an estimated use life ranging from 16 to 18 years. We refer you to ASC 350-30-35.
Note 16. Stock Incentive Plans, page F-59

29. Please tell us whether the performance conditions are probable of occurring for your performance-based and market-based options at the consummation of the Business
      Combination.
Note 22. Subsequent Events, page F-65

30. We note that in December 2020, you sold your First Party Clinical Services to a third-
      party buyer. Please tell us your consideration of presenting the divestiture of First Party
      Clinical Services as held for sale or discontinued operations in your consolidated financial statements for the year ending December 31, 2020. We refer you to ASC 205-20-45.
       You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or
Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameMarc Stad
                                                            Division of
Corporation Finance
Comapany NameDragoneer Growth Opportunities Corp.
                                                            Office of
Technology
March 18, 2021 Page 6
cc:       Thomas Holden, Esq.
FirstName LastName